(Health Management Associates, Inc. Letterhead)

November 22, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Health Management Associates, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2010 (“2010 Form 10-K”)

Filed February 24, 2011

File No. 001-11141

Dear Mr. Rosenberg:

Set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 9, 2011 to Gary D. Newsome, President and Chief Executive Officer of the Company.

Notes to Consolidated Financial Statements

Note 11. Commitments and Contingencies, page 87

1.	Comment: Your disclosures relating to the Ascension Health and Medicare billing lawsuits do not appear to be in compliance with ASC 450-20-50. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, provide us proposed disclosure to be included in your next periodic filing to either disclose an estimate (or, if true, state that the amount is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

Response: In connection with the preparation of the consolidated financial statements included in the 2010 Form 10-K, the Company’s management evaluated the likely range of loss related to each of the Ascension Health lawsuit (St. Joseph Hospital, Augusta, Georgia, Inc. et al. v. Health Management Associates, Inc.) and the Medicare billing lawsuit (United States of America ex rel. J. Michael Mastej v. Health Management Associates, Inc.). As a result of such evaluations, management did not believe that the outcome of either such lawsuit would be material to the Company. In its next periodic filing, the Company will, if applicable, include the following statement with respect to each such lawsuit in its footnote disclosure: “Management does not believe that the final outcome of this matter will be material.”

With respect to the Company’s other litigation and significant contingencies where management determines that both an exposure to a loss contingency exists in excess of the amounts accrued in the most recent statement of financial position and the above statement cannot be made, the Company’s future periodic reports will provide footnote disclosure (i) regarding the existence of a potential additional loss or range of losses or (ii) affirmatively state that an estimate cannot be made.

In response to your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, please contact me at (239) 598-3131.

Very truly yours,

/s/ Kelly E. Curry
Executive Vice President and Chief Financial Officer